UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-39519

Vitru Limited

(Exact name of registrant as specified in its charter)

Rodovia José Carlos Daux, 5500, Torre Jurerê A,

2nd floor, Saco Grande, Florianópolis, State of

Santa Catarina, 88032-005, Brazil

+55 (47) 3281-9500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Vitru Announces Changes to its Board of Directors

Vitru Limited (“Vitru”) today announced that Bruno Augusto Sacchi Zaremba has stepped down from his role as a director of Vitru and as chaiman of Vitru’s board of directors. Mr. Edson Gustavo Georgette Peli will replace Mr. Zaremba as chairman of Vitru’s board of directors.

In addition, Mr. Carlos Eduardo Martins e Silva has been appointed as a director of Vitru. Mr. Martins e Silva is a partner at Vinci Partners where he focuses on private equity. He has actively participated in the raising, investing, monitoring and divestment of three private equity funds that together invested a total of U.S.$1.6 billion in more than 30 companies. He has served on the boards of directors or fiscal councils of Cemar, Ceagro, Los Grobo, Burger King, Vitru, Uniasselvi, Domino’s, Grupo CURA and Vero. Since 2021 he has also been a member of the deliberative council of the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity & Venture Capital — ABVCAP). He has also held executive positions at portfolio companies of Vinci Partners, including serving as the chief financial officer Sollus and Los Grobo, and as the chief executive officer of Uniasselvi (on an interim basis) and Domino’s between 2018 and 2020. Before joining Vinci Partners, Mr. Martins e Silva was an equity research analyst at Credit Suisse where he participated in several initial public offerings between 2006 and 2007. Previously, he worked as an equity analyst at Banco Modal. He has a bachelor’s degree in economics from the Universidade Federal do Rio de Janeiro and from the Università degli Studi di Bologna.

A copy of Vitru’s press release is hereby furnished as Exhibit 99.1 hereto.

Forward Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this Report on Form 6-K. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this Report on Form 6-K because of new information, future events or other factors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vitru Limited

By:	/s/ Carlos Henrique Boquimpani de Freitas
	Name:	Carlos Henrique Boquimpani de Freitas
	Title:	Chief Financial Officer

Date: July 30, 2021